Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Receives Notification

from Nasdaq Related to Annual Report

Tokyo, Japan – May 29, 2026 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; President and CEO: Kouji Eguchi; listed on the Nasdaq Capital Market: NASDAQ: MRM) (the “Company”) announced today that on May 26, 2026, the Company received a notice from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission. The notice has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing its common shares on Nasdaq.

The notice provides the Company with 60 calendar days from the date of the notification, or until July 27, 2026, to submit a plan to Nasdaq to regain compliance with Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days, or until November 11, 2026, for the Company to regain compliance. The Company may regain compliance at any time during this 180-day period by filing its Form 20-F. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearings Panel under Nasdaq Listing Rule 5815(a). The Company intends to file its Form 20-F or provide a plan of compliance to Nasdaq on or before July 27, 2026.

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that the Company will be able to regain compliance with the Nasdaq requirements for continued listing within the 60-day period beginning on the date of the notice or any extensions of such period granted by Nasdaq, or that Nasdaq will accept any plan submitted by the Company to regain compliance. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■ About MEDIROM Group

MEDIROM Group operates approximately 300 wellness salons under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the 24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

NASDAQ Symbol: MRM
Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Website: https://medirom.co.jp/en

Contact: ir@medirom.co.jp